Exhibit 99(b)(4)(l)

                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                                  Dallas, Texas
         Administrative Office: 9920 Corporate Campus Drive, Suite 1000
                         o Louisville, Kentucky o 40223

                              TRANSACTION FEE RIDER

DEDUCTION FOR TRANSACTION FEE: During the Accumulation Period and any Variable Annuity Period, the Company imposes a Transaction Fee, in the amounts shown in the table below, for transfers into and transfers out of certain Sub-Accounts. A listing of the Sub-Accounts for which the Company imposes a Transaction Fee is available at the Company's Website or upon request. The Transaction Fee is waived for transfers required for payment of the Subscription Fee or fees charged by any Financial Advisor you hire. Transaction Fees are charged twice - once for the transfer out, and once for the transfer in - when transferring between two Sub-Accounts that impose Transaction Fees. The Transaction Fee will be deducted first from the Sub-Accounts affected, then pro-rata first from the balance of any money market account(s), and then pro-rata from the balance of any other account(s). If approved by us, you may elect to have these fees charged to your Financial Advisor, rather than deducted from your Contract. In the event we agree to this, but the applicable Transaction Fees are not paid within thirty (30) days by your Financial Advisor, we reserve the right to deduct the applicable Transaction Fees from your Contract. In any event, we reserve the right to deduct any applicable Transaction Fee upon full surrender of the Contract.

Transfers 1-10 per Contract year               $49.99\transfer
Transfers 11-20 per Contract year              $39.99\transfer
Transfers 21-30 per Contract year              $29.99\transfer
Transfers 31+ per Contract year                $19.99\transfer

During the Variable Annuity Period, we deduct any applicable Transaction Fee from the Annuity Payments. The monthly amount payable will be the Annuity Payment less the applicable Transaction Fees, if any.

The Company may increase the Transaction Fee, or modify the table above. However, the Transaction Fee will never be greater than $74.99 for a single transfer.

Certain Transaction Fee funds may only be available if you are advised by an approved Financial Advisor.


                               DEFINITION CHANGES

The following definitions in your Contract are modified by this Rider:

ADJUSTED CONTRACT VALUE: The Contract Value less any applicable Premium Tax, less any applicable Subscription Fee less any applicable Transaction Fee. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

CONTRACT WITHDRAWAL VALUE: The Contract Value less any applicable Premium Tax, less any applicable Subscription Fee less any applicable Transaction Fee.

NET PURCHASE PAYMENT: A Purchase Payment less any applicable Premium Tax, less any applicable Transaction Fee.

VARIABLE ANNUITY: A series of payments made during the Annuity Period which reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Contract Value to the Sub-Accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount by the Company.

JNL-TRXFEE-2007

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                            PROCEEDS PAYABLE ON DEATH

The following provision is modified as follows:

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit will be the Contract Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method, reduced by the applicable portion of the Subscription Fee, and any applicable Transaction Fee.


       Jefferson National Life Insurance Company has signed this Rider on
                          Your Policy's Date of Issue.


JNL-TRXFEE-2007


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